Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated July 20, 2021)

Filed Pursuant to Rule 433(d)

Registration No. 333-257069

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

July 20, 2021

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	2.70% First Mortgage Bonds due 2052 (the “2052 Bonds”)

Offering Size:	$500,000,000 in aggregate principal amount of the 2052 Bonds

Net Proceeds (before expenses) to Issuer:	$492,455,000

Coupon and Coupon Payment Dates:	2.70% per annum, payable semi-annually on each February 1 and August 1, commencing February 1, 2022

Trade Date:	July 20, 2021

Settlement Date:	July 22, 2021 (T+2)

Maturity Date:	August 1, 2052

Benchmark Treasury:	UST 1.875% due February 15, 2051

Benchmark Treasury Yield:	1.884%

Spread to Benchmark Treasury:	+85 basis points

Re-offer Yield:	2.734%

Price to Public:	99.291% of the principal amount

Expected Ratings:[1]	Aa2 by Moody’s Investors Service, Inc. A+ by S&P Global Ratings

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Optional Redemption:	Prior to February 1, 2052 (the date that is six months prior to the maturity date) (the “Par Call Date”), the 2052 bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2052 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2052 bonds being redeemed that would be due if the maturity date of such 2052 bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 15 basis points (the “Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the 2052 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2052 bonds being redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Barclays Capital Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
nabSecurities, LLC
PNC Capital Markets LLC

CUSIP:	595620 AW5

ISIN:	US595620AW50

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; J.P. Morgan Securities LLC toll-free at (866) 803-9204; Mizuho Securities USA LLC toll-free at (866) 271-7403; U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.